Cytori Therapeutics, Inc.

3020 Callan Road

San Diego, CA 92121

June 21, 2018

VIA EDGAR

Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cytori Therapeutics, Inc.

Registration Statement on Form S-1

Filed April 27, 2018

File No. 333-224502

Dear Mr. Jones:

          Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Cytori Therapeutics, Inc., respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 22, 2018, or as soon as practicable thereafter.

          If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

CYTORI THERAPEUTICS, INC.

By: /s/ Tiago M. Girão
Tiago M. Girão
Chief Financial Officer

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP
Christopher G. Geissinger, Esq., Latham & Watkins LLP